Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation
Commission File No.: 1-8607

Kentuckians Are the Winners in Telecommunications Competition

Telecommunications is one of Kentucky’s most competitive and rapidly changing businesses. In virtually every part of BellSouth’s serving area, there are at least a half-dozen land-line companies competing against BellSouth. Those competitors have already taken a significant share of the telephone market and are aggressively bidding for more.

At the same time, many consumers are substituting cell phones for traditional wireline service. In fact, today there are more wireless phone subscribers in the state than wireline customers.

This competition for the telecom dollar is reflected in the relentless ad campaigns on TV, in newspapers and radio in Kentucky and across the nation. Competition not only has produced new and enhanced services, but also resulted in lower prices for consumers.

From 1987 to 2004, wireless rates fell by nearly 50 percent. From 2000 to 2005, local phone rates decreased 22 percent across the nation. And these reductions occurred during an era of unprecedented mergers and consolidations in the telecommunications industry.

Yet telecommunications competition continues to flourish. Today, it’s coming from providers who never would have been considered rivals to telecom in the past.

Cable companies, for example, offer voice and data services in competition with local phone companies. They’ve got more than 5.5 million customers, and they’re growing at a rate of more than 50 percent a year. And companies offering Internet-based voice services are also expanding at a rapid rate.

The proposed AT&T-BellSouth merger will contribute to that competition and investment in new telecommunications services. Our combination will result in efficiencies that better position us to compete and deliver services to Kentuckians.

For example, consumers seeking a real alternative to the dominant cable companies should see faster and more economical deployment of next-generation Internet Protocol television (IPTV) networks and similar services.

By combining BellSouth’s fiber-rich network with AT&T’s investment in IPTV technology and content, the combined companies will have the resources to deploy video more quickly in the BellSouth region — and create more competition to cable in television services.

The merger will provide greater efficiencies, creating a stronger network, enabling more research and development, and enhancing service quality for consumers. And it will improve the ability of the combined company to prepare for, and respond to, natural disasters like hurricanes and other emergencies.

After the merger, our employees in Kentucky will have the same longstanding commitment to provide high quality service and meet the needs of our customers. We will continue to invest in the state, provide high quality jobs and actively participate in the communities we serve. That includes the continued funding of charitable activities, economic development and education initiatives throughout the state.

During every proposed business merger, fears are raised that competition will suffer. But in telecommunications, the record shows that just the opposite has happened. Competition is intensifying, and consumers and businesses in Kentucky and throughout the nation are the beneficiaries of new services and lower prices.

Eddy Roberts
President
BellSouth Operations - Kentucky

NOTE:  In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”), which was declared effective on June 2, 2006. Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it) because it contains important information. Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.